September 8, 2016

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust I
Columbia Alternative Beta Fund (initially filed as Columbia Alternative Beta Strategies Fund)
Request for Withdrawal
File No. 002-99356 / 811-04367

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Columbia Funds Series Trust I (the Registrant) hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of Amendments (please see Appendix A for the complete list) to the Registrant’s Registration Statement filed on Form N-1A filed solely for the purpose of adding a new series, Columbia Alternative Beta Fund, to the Registrant.

We have since determined not to move forward with the offering of this series, and represent that no securities were sold in connection with the proposed offering outlined in the Amendments.

If you have any questions, please contact either me at (212) 850-1703 or Anna Butskaya at (612) 671-4993.

Sincerely,

/s/ Joseph D’Alessandro
Joseph D’Alessandro
Assistant Secretary
Columbia Funds Series Trust I

Appendix A

Amendments for

Columbia Alternative Beta Fund (series ID: S000050564)

A Series of Columbia Funds Series Trust I

Filing Type	Amendment Number under the Securities Act of 1933	Amendment Number under the Investment Company Act of 1940	Filing Date	Accession Number
485APOS	Post-Effective Amendment NO. 229	Amendment NO. 232	2015-06-17	0001193125-15-225779
485BXT	Post-Effective Amendment NO. 237	Amendment NO. 240	2015-08-28	0001193125-15-306685
485BXT	Post-Effective Amendment NO. 240	Amendment NO. 244	2015-09-29	0001193125-15-332341
485BXT	Post-Effective Amendment NO. 242	Amendment NO. 246	2015-10-22	0001193125-15-350247
485BXT	Post-Effective Amendment NO. 244	Amendment NO. 248	2015-11-20	0001193125-15-383261
485BXT	Post-Effective Amendment NO. 247	Amendment NO. 251	2015-12-18	0001193125-15-407340
485BXT	Post-Effective Amendment NO. 249	Amendment NO. 253	2016-01-15	0001193125-16-430585
485BXT	Post-Effective Amendment NO. 251	Amendment NO. 255	2016-02-12	0001193125-16-461337
485BXT	Post-Effective Amendment NO. 253	Amendment NO. 257	2016-03-11	0001193125-16-501077
485BXT	Post-Effective Amendment NO. 255	Amendment NO. 259	2016-04-08	0001193125-16-534872
485BXT	Post-Effective Amendment NO. 258	Amendment NO. 262	2016-05-06	0001193125-16-581245
485BXT	Post-Effective Amendment NO. 262	Amendment NO. 266	2016-06-03	0001193125-16-611894
485BXT	Post-Effective Amendment NO. 265	Amendment NO. 269	2016-07-01	0001193125-16-639305
485BXT	Post-Effective Amendment NO. 268	Amendment NO. 272	2016-07-29	0001193125-16-663602
485BXT	Post-Effective Amendment NO. 272	Amendment NO. 276	2016-08-26	0001193125-16-693686